

09065064

SEC
Mail Processing
Section

DEC 1 2009

Washington, DC
121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
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SEC FILE NUMBER
8- 25898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Circle Financial.

OFFICIAL USE ONLY
8658
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

675 Sierra Rose Drive
(No. and Street)

Reno (City) NV (State) 89511 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L. Pancake 775-852-5350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Daniel L. Pancake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Circle Financial, as of September 30, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Nevada
County of Washoe
This instrument was acknowledged
By Dan Pancake on 11/24/09


CHANELLE L. CARCHIO
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 09-11145-2 - Expires October 1, 2013

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Great Circle Financial

Financial Statements

and

Supplemental Information

Years ended September 30, 2009 and 2008

with

Reports of the Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

Board of Directors
Great Circle Financial

We have audited the accompanying statement of financial condition of Great Circle Financial as of September 30, 2009 and 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Circle Financial as of September 30, 2009 and 2008, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Wilson Markle Stuckey Hardesty & Bott
Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 17, 2009

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Great Circle Financial
Statement of Financial Condition
September 30, 2009 and 2008

	2009	2008
Current assets		
Cash	$ 23,402	$20,200
Accounts receivable	--	2,890
Commissions receivable from clearing broker	18,764	17,530
Total current assets	42,166	40,620
Property and equipment, at cost, net of accumulated depreciation of $48,979 (2007 - $48,053)	2,632	3,558
Deposits and other assets	1,425	1,425
Total assets	$46,223	$45,603
Current liabilities		
Accounts payable	$12,603	$10,269
Accrued employee expenses	22,675	14,023
Total current liabilities	35,278	24,292
Stockholder's equity		
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	352,144	352,144
Retained earnings (accumulated deficit)	(341,199)	(330,833)
Total stockholder's equity	10,945	21,311
Total liabilities and stockholder's equity	$46,223	$45,603

See accompanying notes.

Great Circle Financial

Statement of Operations

Years ended September 30, 2009 and 2008

	2009	2008
Revenue		
Commissions	$391,893	$321,425
Miscellaneous	4,236	1,146
Interest	66	642
Total revenue	396,195	323,213
Expenses		
Commissions and salaries	249,207	187,803
Payroll taxes	1,922	3,329
Transaction clearing and quotation charges	71,526	79,660
Accounting and audit	3,200	4,152
Dues and subscriptions	255	462
Insurance	368	364
Meals, travel and entertainment	8,031	5,915
Other outside services	28,449	28,104
Other taxes and fees	133	335
Regulatory fees and assessments	5,062	3,582
Rent	19,331	18,220
Supplies	4,188	7,903
Telephone	10,818	10,860
Depreciation	926	926
Miscellaneous	2,345	1,929
Total expenses	405,761	353,544
Income (loss) before income taxes	(9,566)	(30,331)
Income taxes	800	800
Net income (loss)	($10,366)	($31,131)

See accompanying notes.

Great Circle Financial
Statement of Changes in Stockholder's Equity
Years ended September 30, 2009 and 2008

	Common stock		Retained earnings (accumulated deficit)	Total stock-holder's equity
	Shares	Amount		
Balances, September 30, 2007	1,000	$352,144	($299,702)	$52,442
Net loss	--	--	(31,131)	(31,131)
Balances, September 30, 2008	1,000	352,144	(330,833)	21,311
Net loss	--	--	(10,366)	(10,366)
Balances, September 30, 2009	1,000	$352,144	($341,199)	$10,945

See accompanying notes.

Great Circle Financial
Statement of Cash Flows
Years ended September 30, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net loss	$ (10,366)	($31,131)
Adjustments to reconcile net loss to net cash provided (used) by operating activities		
Depreciation	926	926
Changes in current assets and liabilities		
Accounts receivable	2,890	370
Commissions receivable	(1,234)	2,073
Accounts payable	2,334	5,982
Accrued employee expenses	8,652	(891)
Cash provided (used) by operating activities	3,202	(22,671)
Cash flows from investing activities		
Purchase of property and equipment	-	(3,179)
Change in deposits and other assets	--	(1,425)
Cash used by investing activities	--	(4,604)
Net increase (decrease) in cash	3,202	(27,275)
Cash, beginning of year	20,200	47,475
Cash, end of year	$23,402	$20,200
Supplemental disclosure		
Cash paid for income taxes	$ 800	$800
Cash paid for interest and finance charges	$ --	$ --

See accompanying notes.

Great Circle Financial
Notes to Financial Statements
September 30, 2009

Note 1 – Summary of significant accounting policies (continued)

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature or bear interest at current market rates.

Note 2 – Commissions receivable

As of September 30, 2009, the Company had a commission receivable from its securities clearing broker for net commissions due the Company and earned during the month of September 2009 that totaled $18,764 (2008 - $17,530). The Company received such net commissions during October 2009 and included the amount as an allowable asset in its net capital computation.

Note 3 – Taxes on income

Current income tax expense during the years ended September 30, 2009 and 2008 reconciles as follows:

	2009	2008
Federal	$ -	$ -
State	800	800
Total current income tax expense	$800	$ 800

During the years ended September 30, 2009 and 2008, statutory income tax rates did not match financial statement rates due to loss carry forwards, carry backs and minimum franchise taxes.

The Company incurred income tax losses in previous years and, after prior carry backs, has approximately $346,166 to carry forward to future years for federal

Great Circle Financial
Notes to Financial Statements
September 30, 2009

Note 3 – Taxes on income (continued)

purposes ($320,847 for purposes of California taxes on income). The loss carry forwards expire during the tax years ending September 30, 2021 through 2025 (September 30, 2010 through 2019 for California). The Company has recorded a 100% valuation allowance against the deferred tax asset resulting from the loss carry forward.

Other deferred income tax assets and liabilities arising from timing difference between financial statement and income tax asset, liability, income and expense recognition are not material to the financial condition of the Company.

Note 4 – Commitments

The Company rents its office space through a non-cancellable lease which expires on April 30, 2010. Future rents due on this lease for the year ended September 30, 2010 totaled $10,185.

Note 5 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of total aggregate indebtedness times 6⅔% and $5,000. As of September 30, 2009, the net capital of the Company exceeded the minimum net capital requirement by $1,888.

In the opinion of management, the Company maintained the required minimum net capital during the years ended September 30, 2009 and 2008.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Supplemental Information

Board of Directors
Great Circle Financial

We have audited the financial statements of Great Circle Financial for the years ended September 30, 2009 and 2008, and have issued our report thereon dated November 17, 2009. Our audits were made primarily for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 17, 2009

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Great Circle Financial
Statement of Changes in Liabilities Subordinated to Claims of the General Creditors
Year ended September 30, 2009

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

Great Circle Financial
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
September 30, 2009

Net Capital

Total stockholder's equity	$10,945
Adjustments for non-allowable assets	
Deposits	1,425
Property and equipment, net	2,632
Total adjustments	4,057
Net capital	$ 6,888

Total Aggregate Indebtedness

Total liabilities	$35,278
Total aggregate indebtedness	$35,278

Computation of Basic Net Capital Requirement

Total aggregate indebtedness times 6⅔%	$2,352
Minimum net capital requirement for reporting broker	$5,000
Basic net capital requirement (greater of $2,352 and $5,000)	$5,000
Excess net capital	$1,888
Excess net capital at 1,000%	
Net capital less 10% of total aggregate indebtedness	$3,360
Ratio of total aggregate indebtedness to net capital	5.12

Great Circle Financial
Reconciliation Pursuant to Rule 17a-5(d)(4)
September 30, 2009

Reconciliation with the Computation of the Company included in Part IIA of Form X-17A-5 as of September 30, 2009

Net capital reported in the unaudited Part IIA FOCUS report of the Company	$25,311
Net audit adjustments	(14,366)
Net capital, as reported herein	$ 6,888
Total aggregate indebtedness reported in the unaudited Part IIA FOCUS report of the Company	$ 8,385
Net audit adjustments	26,893
Total aggregate indebtedness, as reported herein	$35,278

Great Circle Financial

Computation for the Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Great Circle Financial

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2009

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Great Circle Financial

We have audited the financial statements of Great Circle Financial (formerly D.R. Mayo & Company, Inc.) for the years ended September 30, 2009 and 2008, and have issued our report thereon dated November 17, 2009. As part of our audits, we made a study and evaluation of the system of internal accounting control of the Company to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of net capital and total aggregate indebtedness under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the Commission. The objectives of a system and the practices and procedures are to provide

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Great Circle Financial, taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate as of September 30, 2009 and 2008, to meet the objectives of the Commission.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 17, 2009

Great Circle Financial
Financial Statements and
Supplemental Information
Years ended September 30, 2009 and 2008
with
Reports of the Independent Auditors